FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


               For the month of    March 26       , 1997
                                -------------------      ------
                       TURBODYNE TECHNOLOGIES INC.
                    --------------------------------
              (Translation of registrant's name into English)

     Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X      Form 40-F
                                ------              -----
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No    X
                                -----         -----
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                  ----------
                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
-------------
Date
                                   /s/Leon E. Nowek
                                   -----------------------
                                   Signature

                                   Leon E. Nowek
                                   -----------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

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THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 67(1) OF THE
SECURITIES ACT.

                                    FORM 27
                                   -------
                                Securities Act


             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
          Facsimile:  604-688-8621


ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          March 26, 1997.


ITEM 3.   PRESS RELEASE
          -------------
          March 26, 1997, Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          TURBODYNE TECHNOLOGIES INC. (the "Company") announced Nasdaq Small Cap Market Listing.


ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          The Company announced that effective March 26, 1997, its common shares began trading on the Nasdaq Small Cap Market under the symbol "TRBDF".

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ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------
          Not Applicable.


ITEM 7.   OMITTED INFORMATION
          -------------------
          Not Applicable.


ITEM 8.   SENIOR OFFICERS
          ---------------
          Leon E. Nowek, Chief Financial Officer
          c/o TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
          Facsimile: 604-688-8621


ITEM 9.   STATEMENT OF SENIOR OFFICER
          ----------------------------

          The foregoing accurately discloses the material change referred to herein.


        April 4 1997
--------------------------------------
Date

            /s/ Leon Nowek
--------------------------------------
(signature)

            Leon Nowek
---------------------------------------
Name

               CFO
---------------------------------------
Position

        La Mirada, CA
---------------------------------------
Place of Declaration


---------------------------------------

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